March 24, 2009

Mr. Christopher White

Branch Chief

Securities and Exchange Commission

Washington, D.C. 20549-7010

RE:

Golden Aria Corp.

Form 10-KSB for Fiscal Year Ended August 31, 2008

Form 10-Q for Fiscal Quarter Ended November 30, 2008

File No. 000-51866

Dear Mr. White,

We are responding to your letter dated March 17, 2009.  With respect to Form 10-KSB paragraph 2 on your letter, Edgar had attached the incorrect certification.  Attached to this letter is the correct certification.

Please see attached revised Form 10-KSB as per your comment on paragraph 3.

Please see attached revised Form 10-KSB as per your comment on paragraph 4.

As per paragraph 5, the fair value for the price $0.55 was determined based on the following:

•

The value of 500,000 common shares was determined based on the then existing market-based fair value of the stock price near the time the Assignment Agreement was conceived and executed.

•

There was no non-market based method to more accurately determine the value of the shares in such an early stage company.

•

The market for the shares was extremely illiquid, trading only on rare occasions, no one day of which is necessarily representative of true value.

•

The market-based share price was $0.55 as at March 15, 2007 when the Memorandum of understanding (MOU) of the Assignment Agreement was signed.

•

The stock appears to have traded on only four occasions between November 30, 2006 to May 4, 2007:

o

November 30, 2006:  $0.55.

o

December 12, 2006:  $0.55,

o

April 13, 2007:  $1.01,

o

May 4, 2007:  $0.55,

o

Subsequent to May 4, 2007, the stock traded primarily at $0.20.

•

Because of the extremely thin trading in the market, management has determined that $0.55 is more represented as its fair value during the periods of the MOU and the Definitive Agreement of Assignment.

Based on the above reasons and explanation, the Company has determined that the fair value of 500,000 common shares was reasonably estimated to be $0.55 per share.

Paragraph 6 has been noted for future filings.

Please see attached revised Form 10-KSB as per your comment on paragraph 7.

Paragraph 8 has been noted for future filings.

Please see attached revised Form 10-KSB as per your comment on paragraph 9.

Please see attached reconciliation  as per your comment on paragraph 10

The Company also acknowledges that we are responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the response meets the requirements requested by the SEC.  If you would like further information, please do not hesitate to contact myself at 250-765-6424.

Regards,

Chris Bunka,

CEO/Chairman